Exhibit 99.7

CORPBANCA AND SUBSIDIARIES

As of September 30, 2010

The following interim financial information of CorpBanca as of September 30, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5,347,130
Total assets	6,901,977

Current accounts and demand deposits	588,756
Time deposits and savings accounts	3,507,104
Borrowings from financial institutions	588,484
Debt issued	1,000,750

Consolidated equity	515,055
Shareholders’ equity	512,672
Minority interest	2,383

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	252,767
Provisions for loan losses	(45,003)
Operating expenses	(99,734)

Operating income	108,030
Income attributable to investments in other companies	284

Income before taxes	108,314
Income taxes	(16,531)

Net income for the period	91,783

Attributable to shareholders	92,340
Minority interest	(557)

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Juan Antonio Vargas Matta	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer